Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Six Months Ended May 31, 2011	2010	2009	2008	2007	2006

Pre-tax income (loss) from continuing operations	$13.0	$18.5	$27.9	$(2.0)	$(6.9)	$3.3
Adjustment for (income) loss from equity investees	—	—	—	(.2)	(1.2)	(2.3)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$13.0	$18.5	$27.9	$(2.2)	$(8.1)	$1.0
Distributed income equity investees	—	—	—	—	—	.5
Less: Capitalized interest	—	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$13.0	$18.5	$27.9	$(2.2)	$(8.1)	$1.5

Fixed Charges:
Interest expense	$17.5	$8.0	$7.5	$12.3	$15.7	$20.3
Interest capitalized during the period	—	—	—	—	—	—
Amortization of debt issuance costs	1.4	.7	.6	.7	.8	1.0
Imputed interest portion of rent expense	.7	1.3	1.3	1.6	1.5	1.8

Total Fixed Charges	$19.6	$10.0	$9.4	$14.6	$18.0	$23.1

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$32.6	$28.5	$37.3	$12.4	$9.9	$24.6

Ratio of Earnings to Fixed Charges (a)	1.7	2.8	4.0	—	—	1.1

(a)	For fiscal years 2007 and 2008, the ratio was less than 1.0x and was deficient by $8.1 million and $12.4 million, respectively.